March 7, 2022

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Attention: Filing Desk

Re: Capital One Funding, LLC
Capital One Multi-asset Execution Trust
Capital One Master Trust
Form SF-3 Registration Statement
File Nos. 333-262382, 333-262382-01 and 333-262382-02

Ladies and Gentlemen:

Capital One Funding, LLC, in its capacity as depositor for Capital One Master Trust and Capital One Multi-asset Execution Trust, hereby requests that the effective date of the above-referenced registration statement be accelerated to 4:00 p.m. (EST) on March 9, 2022 or as soon as practicable thereafter.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (703) 720-3169.

Sincerely yours,

CAPITAL ONE FUNDING, LLC

/s/ Thomas A. Feil
Name:	Thomas A. Feil
Title:	President